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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Secure Automated Filing Enterprises, Inc.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

81371R100

(CUSIP Number)

The Free Market Fund, L.P.

MARCH 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 81371R100			Page 2 of 8 Pages

1.	Name of Reporting Person: The Free Market Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,077,840

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,077,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,840

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.66%

12.	Type of Reporting Person: PN

13G
CUSIP No. 81371R100			Page 3 of 8 Pages

1.	Name of Reporting Person: Scotia Capital Management Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,077,840

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,077,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,840

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.66%

12.	Type of Reporting Person: OO

13G
CUSIP No. 81371R100			Page 4 of 8 Pages

1.	Name of Reporting Person: Anthony Wile		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,077,840

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,077,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,840

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.66%

12.	Type of Reporting Person: IN

CUSIP No. 81371R100	Page 5 of 8 Pages

ITEM 1(a). NAME OF ISSUER: Secure Automated Filing Enterprises, Inc. (“Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

347 Evergreen Way
Point Roberts, Washington 98281

ITEM 2(a). NAME OF PERSON FILING: The Free Market Fund, L.P.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

3630 Park Central Boulevard N.
Pompano Beach, FL 33064

ITEM 2(c). CITIZENSHIP:

The Free Market Fund, L.P. — Organized in the State of Florida

Scotia Capital Management Services, Inc. — Organized in the State of Florida

Anthony Wile — Canada

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00001 per share (the “Common Stock”).

ITEM 2(e). CUSIP NUMBER: 81371R100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. ☒

CUSIP No. 81371R100	Page 6 of 8 Pages

ITEM 4. OWNERSHIP.

The Free Market Fund, L.P. is a private investment fund. Scotia Capital Management Services, Inc. is the general partner of The Free Market Fund, L.P. Anthony Wile and owns and controls Scotia Capital Management Services, Inc.

(a) Amount beneficially owned:

2,077,840 shares of Common Stock

(b) Percent of Class:

Approximately 8.66% as of the date of filing this statement. (Based on 24,000,000 shares of Common Stock issued and outstanding as of February 14, 2005.)(1)

(c) Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,077,840

See Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,077,840

See Item 4(a) above.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Free Market Fund, L.P. has granted to Scotia Capital Management Services, Inc. as general manager, the sole power to manage the fund.

CUSIP No. 81371R100	Page 7 of 8 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FREE MARKET FUND, L.P.
By:	Scotia Capital Management Services, Inc.
By: its general partner

Dated: March 21, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

SCOTIA CAPITAL MANAGEMENT SERVICES, INC.
Dated: March 21, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

Dated: March 21, 2005	By:	/s/ Anthony Wile
Anthony Wile

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Secure Automated Filing Enterprises, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 21st day of March, 2005.

THE FREE MARKET FUND, L.P.
By:	Scotia Capital Management Services, Inc.
By:its general partner

Dated: March 21, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

SCOTIA CAPITAL MANAGEMENT SERVICES, INC.
Dated: March 21, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

Dated: March 21, 2005	By:	/s/ Anthony Wile
Anthony Wile